Washington Mutual, Inc.
925 Fourth Avenue, Suite 2500
Seattle, WA  98104

March 13, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn: Mr. Mark Webb

Re:	Washington Mutual, Inc. -- Application for Qualification of Indenture on Form T-3 (File No. 022-28966)

Application for Qualification of Indenture on Form T-3 (File No. 022-28967)

Mr. Webb:

We refer to: (i) the Application for Qualification of Indenture under the Trust Indenture Act of 1939 (File No. 022-28966) (the “TIA”) of Washington Mutual, Inc. (the “Company”), which was filed on January 12, 2012 and amended on March 9, 2012 (as so amended, the “First Lien Notes Application”); and (ii) the Application for Qualification of Indenture under the TIA (File No. 022-28967) of the Company, which was filed on January 12, 2012 and amended on March 9, 2012 (as so amended, the “Second Lien Notes Application” and, together with the First Lien Notes Application, the “Applications”).

Pursuant to Rule 307(c) under the TIA and Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effectiveness of the Applications be accelerated so that it may become effective on Wednesday, March 14, 2012 at 5:00 p.m., or as soon as practicable thereafter.

The Company hereby acknowledges the following:

1.
Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Todd R. Chandler, Esq. of Weil, Gotshal & Manges LLP at (212) 310-8172 to confirm the effectiveness of the Applications or with any questions.

Very truly yours, Washington Mutual, Inc.

By:	/s/ Charles Edward Smith
	Name:	Charles Edward Smith
	Title:	Executive Vice President